Exhibit 99.3

AURIS MEDICAL HOLDING AG, ZUG Financial Statements for the Year Ended December 31, 2015 and Report of the Statutory Auditor

Report of the Statutory Auditor

To the General Meeting of

AURIS MEDICAL HOLDING AG, ZUG

Report of the Statutory Auditor on the Financial Statements

As Statutory Auditor, we have audited the accompanying financial statements of Auris Medical Holding AG, which comprise the statement of financial position as of December 31, 2015, and the statement of profit and loss and notes for the year then ended.

Board of Directors’ Responsibility

The Board of Directors is responsible for the preparation of these financial statements in accordance with the requirements of Swiss law and the Company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended December 31, 2015 comply with Swiss law and the Company’s articles of incorporation.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (“AOA”) and independence in accordance with Article 728 of the Swiss Code of Obligations (“CO”) and Article 11, AOA, and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, para. 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ Martin Welser	/s/ James D. Horiguchi
Martin Welser	James D. Horiguchi

Licensed Audit Expert

Auditor in Charge

Zurich, March 10, 2016

MW/JDH/ss

Enclosures

- Financial statements (statements of financial position, statements of profit and loss and notes)

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Notes	2015 in CHF	2014 in CHF

Net Revenue		—	—

Research and Development Expenses		-62,237	-13,985
Patent expenses		-62,237	-13,985

General and Administration Expenses		-2,692,804	-3,555,399
Equity issue expenses		-734,016	-1,980,422
Public listing expenses		-433,480	-547,322
Professional fees		-1,092,162	-810,904
Administration expenses	3	-433,146	-216,751

Financial Income/Expenses		2,119,170	3,569,384
Net foreign exchange gain		1,777,777	3,409,148
Interest income		343,416	161,608
Bank charges		-2,023	-1,372

Loss before direct taxes		-635,871	—

Direct taxes		—	—

Loss for the year		-635,871	—

See notes to the financial statements

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AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Notes	2015 in CHF	2014 in CHF

ASSETS

Current assets		41,813,844	56,009,498
Cash and cash equivalents		41,580,219	55,784,353
Other short-term receivables		53,951	45,274
Trade receivables third parties		53,723	45,274
Trade receivables group		228	—
Prepaid expenses		179,674	179,871

Non-current assets		52,886,555	17,527,618
Other long-term receivables		42,786,398	14,927,461
Intercompany loans, subordinated	5	42,786,398	14,927,461
Investments in subsidiaries	6	10,100,157	2,600,157
TOTAL ASSETS		94,700,399	73,537,116

LIABILITIES

Current liabilities		1,106,372	870,152
Short-term payables		665,632	265,735
Trade payables third parties		113,654	151,595
Trade payables group		551,978	114,140
Other short-term payables		66,573	—
Other payables		66,573	—
Accrued expenses		374,167	604,417

Equity	11	93,594,027	72,666,964
Share capital	8,9,10	13,721,556	11,604,156
Share premium		114,701,867	95,256,333
Accumulated deficit	12	-34,829,396	-34,193,525
Loss for the year		-635,871	—
Loss carryforward		-34,193,525	-34,193,525
TOTAL LIABILITIES AND EQUITY		94,700,399	73,537,116

See notes to the financial statements

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AURIS MEDICAL HOLDING AG, ZUG
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	GENERAL INFORMATION Purpose of the Company is to invest in all kinds of domestic and foreign activities, which are in relation to pharmaceutical products and services.

These financial statements should be read in connection with the Company’s consolidated financial statements on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC).

INFORMATION ON AVERAGE FULL-TIME POSITIONS

The annual average in 2015 is below 10 employees (2014: below 10 employees)

REGISTERED NAME, LEGAL FORM AND DOMICILE

Auris Medical Holding AG is a joint-stock company (Aktiengesellschaft) with its registered office at: Bahnhofstrasse 21, 6300 Zug, Switzerland.

2.	KEY ACCOUNTING AND VALUATION PRINCIPLES

The financial statements have been prepared in accordance with the regulations of Swiss financial reporting law.

ESTIMATES AND ASSUMPTIONS MADY BY MANAGEMENT
Financial reporting under the Swiss Code of Obligations ("CO") requires certain estimates and assumptions to be made by management. These are made continuously and are based on past experience and other factors (e.g. anticipation of future results, which seem appropriate in the specific circumstances). The results subsequently achieved may deviate from these estimates.

FOREIGN CURRENCY ITEMS

The currency in which Auris Medical Holding AG operates is Swiss Francs (CHF). Transactions in foreign currencies are converted into CHF at the exchange rate on the day the transactions take place.

-	Current assets and liabilities in foreign currencies are converted into the currency in which the Company operates at the exchange rate of the balance sheet date. Any profits or losses resulting from the exchange rates applied are recorded in the profit and loss account.

-	Non-current assets and liabilities at historical costs are converted at the foreign currency exchange rate at the time of the transaction. Any foreign currency exchange profits are deferred in the balance sheet. Foreign currency exchange losses, on the other hand, are recorded in the profit and loss account.

3.	ADMINISTRATION EXPENSES

in CHF	2015	2014
Personnel	332,887	105,685
Travel	33,297	52,543
Capital tax	11,492	35,081
Other administration	55,470	23,442
Total	433,146	216,751

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AURIS MEDICAL HOLDING AG, ZUG
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

4.	RELEASE OF HIDDEN RESERVES

The impact of hidden reserve release on the loss before direct taxes is CHF 418,190 (2014: nil).

5.	INTERCOMPANY LOAN AND SUBORDINATION AGREEMENT

On December 31, 2014, Auris Medical Holding AG entered into loan and subordination agreements with its wholly owned subsidiaries, Auris Medical AG and Otolanum AG. Under the terms of the loan agreement, the lender, Auris Medical Holding AG, grants the borrowers, Auris Medical AG and Otolanum AG, a credit facility in a maximum amount of CHF 45,000,000 and CHF 1,000,000, respectively, to be used for general business and operational purposes.

The borrowers may draw down the facility in full or in part. As of December 31, 2015, Auris Medical AG and Otolanum AG had drawn down loans under the facility of CHF 42,007,029 and CHF 779,369, respectively.

The borrower’s ability to repay the loan is dependent on its ability to further develop and monetize its pre-clinical and clinical assets. There are no indications that the ongoing clinical trials would not be successful and the company expects that the subsidiaries will repay these loans and therefore no impairment is required.

The interest rate on the loans is equivalent to the rate published by the Swiss Federal Tax Authorities (ESTV) in its circular on recognized interest rates (Rundschreiben Steuerlich Anerkannte Zinssätze). Interest is charged on the portion of facility which is drawn down.

All claims under the loan agreements are subordinated to all other existing and future claims against those subsidiaries. In the event of insolvency proceedings (Art. 175, Art. 192, Swiss Debt Enforcement and Insolvency Law) and in the event of a composition agreement with assignment of assets (Art. 317, Swiss Debt Enforcement and Insolvency Law), the Company waives its claims to the extent necessary that the claims of all other creditors are covered in full by the proceeds of the liquidation of the subsidiaries.

6.	INVESTMENTS IN SUBSIDIARIES

Subsidiary	Participation	Share Capital	Purpose of the Company
Auris Medical AG, Basel	100%	CHF 2,500,000	Research and Development
Otolanum AG, Zug	100%	CHF 100,000	Intellectual Property Management
Auris Medical Inc, Chicago	100%	USD 15,000	Research and Development
Auris Medical Ltd, Dublin	100%	EUR 100	Administration

7.	COMMITMENTS AND CONTINGENT LIABILITIES

in CHF	2015	2014
Operating lease commitments
Within one year	6,000	6,000
Between one and five years	—	—
Total	6,000	6,000

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AURIS MEDICAL HOLDING AG, ZUG
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

8.	SHARE CAPITAL - FOLLOW-ON OFFERING AND IPO ON NASDAQ GLOBAL MARKET

The Company’s share capital amounts to CHF 13,721,556.40 and consists of 34,303,891 shares with the par value per share of CHF 0.40 (2014: CHF 11,604,156.40 and consist of 29,010,391 shares).

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). As at December 31, 2015, the Company had 34,303,891 shares outstanding.

On August 6, 2014, the underwriters for the Company's IPO subscribed to purchase 9,400,000 shares at USD 6.00 per share yielding gross proceeds (before underwriting fees and IPO costs) of USD 56.4 million. On August 13, 2014, the underwriters exercised their overallotment option for 713,235 shares of the Company, resulting in gross proceeds of USD 4.3 million. All 18,753,175 preferred shares outstanding at the time of the IPO were converted into common shares on a 1:1 basis.

9.	AUTHORIZED SHARE CAPITAL

As at December 31, 2015, the Company’s authorized capital amounted to CHF 1,204,706 or 3,011,765 registered shares with a nominal value of CHF 0.40 each. The Board is authorized to increase the Company’s capital in an amount up to CHF 3,011,765 by issuing fully paid-in registered shares in accordance with the Articles of Association. Absent a renewal of the authorized capital by the Annual Meeting, the authorization will expire on June 30, 2016.

10.	CONDITIONAL SHARE CAPITAL

The share capital may be increased by a maximum of CHF 570,248 through the issuance of up to 1,425,619 fully paid-in registered shares with a nominal value of CHF 0.40 each upon exercise of options or conversion rights granted to employees, members of the Board of Directors as well as key service providers.

The Company’s share capital may be further increased by a maximum of CHF 2,000,000 through the issuance of up to 5,000,000 fully paid registered shares with a nominal value of CHF 0.40 each in execution of conversion rights in connection with warrants and convertible bonds of the Company.

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AURIS MEDICAL HOLDING AG, ZUG
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

11.	CHANGES IN EQUITY

The following table presents activity related to our equity accounts during 2015 and 2014:

	Share Capital	Share Premium	Accumulated Deficit	Total Equity
As of January 1, 2014	6,487,130	35,725,337	-34,193,525	8,018,942
Capital increase from IPO	4,045,294	47,261,446	—	51,306,740
Conversion of convertible loans	1,043,180	12,726,796	—	13,769,976
Share issuance costs	—	-682,860	—	-682,860
Share options exercised	28,552	225,614	—	254,166
Balance at December 31, 2014	11,604,156	95,256,333	-34,193,525	72,666,964
As of January 1, 2015	11,604,156	95,256,333	-34,193,525	72,666,964
Net loss	—	—	-635,871	-635,871
Follow-On offering	2,110,000	19,604,877	—	21,714,877
Share issuance costs	—	-211,142	—	-211,142
Share options exercised	7,400	51,800	—	59,200
Balance at December 31, 2015	13,721,556	114,701,867	-34,829,396	93,594,027

12.	LOSS CARYFORWARDS

Based on a tax ruling, tax loss carryforwards in the amount of CHF 34,193,525 may be used by our operating company Auris Medical AG, Basel, in accordance with applicable tax laws.

13.	SIGNIFICANT SHAREHOLDERS

	Shares Beneficially Owned
Shareholder	Number	Percent (1)
5% Shareholders
Thomas Meyer	6,742,500	19.64%
Sofinnova Venture Partners VIII, L.P.	5,818,175	16.95%
Sofinnova Capital VII FCPR	5,384,450	15.68%
Wasatch Advisors, Inc.	2,790,514	8.13%
Entities affiliated with Swisscanto Fondsleitung AG	2,169,625	6.32%
Entities affiliated with Idinvest Partners	2,065,233	6.02%

(1)	The percentage of common shares beneficially owned is based on 34,329,704 common shares issued and outstanding as of March 7, 2016.

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AURIS MEDICAL HOLDING AG, ZUG
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

14.	INFORMATION ON ALLOCATION OF SHARES AND OPTIONS TO EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table presents information on the allocation of shares and options to Executive Officers, Directors and Employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO):

	Shares		Options
2014	Number	CHF	Number	CHF
Allocated to Executive Officers and Directors	20,881	90,451	143,760	349,416
Allocated to Employees	—	—	53,000	102,630
Total	—	—	196,760	452,046

	Shares		Options
2015	Number	CHF	Number	CHF
Allocated to Executive Officers and Directors	—	—	182,500	359,745
Allocated to Employees	—	—	52,250	100,249
Total	—	—	234,750	459,994

15.	BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

The table below presents beneficial ownership of Executive Officers and Directors, including affiliated entities, if applicable, in accordance with Article 663c CO:

Board Members and Executive Committee Members (1)	Number of Shares 2015	Number of Options 2015
Thomas Meyer, Ph.D. Chairman of the Board Chief Executive Officer	6,742,500	170,000

Oliver Kubli, CFA Board Member / Member of Audit Committee non executive	2,169,625	30,315

Wolfgang Arnold, M.D. Board Member non executive	26,250	36,565

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AURIS MEDICAL HOLDING AG, ZUG
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Board Members and Executive Committee Members (1)	Number of Shares 2015	Number of Options 2015
James I. Healy, M.D., Ph.D. Board Member non executive	5,818,175	24,065

Antoine Papiernik, MBA Board Member non executive	5,384,450	6,250

Bettina Stubinski, M.D. Chief Medical Officer	39,942	68,750

Berndt Modig, MBA Board Member / Head of Audit Committee	—	7,500

Calvin Roberts, MD Board Member / Member of Audit Committee	55,242	7,500

Anne Sabine Zoller, Dr.iur. General Counsel	—	25,000

Sven Zimmermann, Ph.D. Chief Financial Officer	40,752	55,000

(1) Includes holdings of "companies closely related" to members of the Board of Executive Committee (refer to item 7 A of our Annual Report filed on Form 20-F)

16.	OTHER DISCLOSURES

Information on compensation of Executive Officers and Directors in accordance with Article 663bbis, CO, is included in the Company’s Compensation Report.

17.	SUBSEQUENT EVENTS

No events that would require adjustments to or disclosure in the financial statements occurred between the date of the statement of financial position and the date the financial statements were approved by the Board of Directors of the Company.

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